

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2020

Brian Loftus
Chief Financial Officer
Unique Fabricating, Inc.
800 Standard Parkway
Auburn Hills, MI 48326

   Re: Unique Fabricating, Inc.
    Form 10-K for the fiscal year ended December 29, 2019
    Filed on March 27, 2020
    File No. 1-37480

Dear Mr. Loftus:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing